CHARDAN CAPITAL MARKETS, LLC
17 STATE STREET, SUITE 1600
NEW YORK, NY 10004
May 13, 2011
VIA FACSIMILE AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	T3 MOTION, INC. Registration Statement — Form S-1 (Registration No. 333-171163)- Concurrence in Acceleration Request
Ladies and Gentlemen:
     Chardan Capital Markets, LLC, as representative of the underwriters for the referenced offering, hereby concurs in the issuer’s request that the effective date of the referenced registration statement be accelerated to 5:00 p.m. Eastern time on May 13, 2011 or as soon thereafter as possible, pursuant to Rule 461 under the Securities Act. Chardan affirms that it is aware of its obligations under the Securities Act in connection with this offering.
     Pursuant to Rule 460 Chardan confirms that it has distributed 1000 copies of the preliminary prospectus dated April 6, 2011 to 27 prospective underwriters and selected dealers; and 1 copy of the preliminary prospectus dated May 13, 2011 to each of 10 prospective underwriters and selected dealers.

Very truly yours, CHARDAN CAPITAL MARKETS, LLC
By:	/s/ Steve Urbach
	Name:	Steve Urbach
	Title:	President